Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120	200 S. Virginia St., 8th Floor Reno, NV 89501
Kyleen E. Cane*	Bryan R. Clark^		Telephone: 702-312-6255
Joe Laxague	Scott P. Doney		Facsimile: 702-944-7100
Christopher T. Clark			Email: jlaxague@caneclark.com

June 25, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed on June 20, 2014 File No. 000-54737

Dear Ms. Mills-Apenteng:

I write on behalf of Nyxio Technologies Corporation, (the “Company”) in response to Staff’s letter of June 25, 2014, by Maryse Mills-Apenteng, Special Counsel, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C, filed June 20, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.	Please tell us what consideration you have given to disclosing that in March 2014 you increased the number of authorized shares of common stock from 1 billion shares to 5 billion shares and in June 2014 you increased the voting power of the Class B Convertible Preferred Stockholders from 10 million votes per share held to 100 million votes per share held.

In response to this comment, the Company has added the following language to note 1 under the table on page 3 of the Information Statement:

“The voting power of holders of Class B Convertible Preferred Stock was previously ten million (10,000,000) votes for each share held. On June 18, 2014, our board of directors increased the voting power of holders of Class B Convertible Preferred Stock to one hundred million (100,000,000) votes for each share held.”

In addition, the following language was added to the first paragraph on page 5 of the Information Statement:

“Previously, in March of 2014, the number of the Company’s authorized shares of common stock was increased from 1,000,000,000 shares to 5,000,000,000 shares.”

2.	Your amended Form 10-Q filed on May 21, 2014 indicates that as of March 31, 2014, you had 886,885,772 shares of common stock issued and outstanding and as of May 19, 2014 you had 1,877,957,324 shares issued and outstanding. In the information statement, you indicate that 2,411,874,805 shares of common stock were issued and outstanding as of June 19, 2014. Accordingly, it appears you have recently issued a material amount of your common stock, but you have not filed a current report on Form 8-K regarding these recent issuances of securities. Please refer to Item 3.02 of Form 8-K and advise.

The common stock issuances noted in this comment consist almost entirely of shares of common stock issued upon conversions (typically in multiple tranches each) of several of the Company’s outstanding convertible notes. The Company has generally maintained current disclosures regarding the amounts and material terms of its convertible debt obligations, including the terms of conversion of these obligations, as required by Item 701(e) of Regulation S-K. For current disclosure of this information, please see the Company’s Quarterly Report on Form 10-Q filed May 21, 2014, at Note 6 to the Financial Statements contained therein, and under the Liquidity and Capital Resources discussion under Item 2. The Commission’s Compliance and Disclosure Interpretations for Exchange Act Form 8-K (Section 212.03) indicate that a Form 8-K filing requirement is not triggered upon conversions of convertible notes for which appropriate disclosures have already been made.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)

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Nyxio Technologies Corporation

1330 S.W. 3rd Ave.

Portland, OR, 97201

Via EDGAR

June 25, 2014

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed on June 20, 2014 File No. 000-54737

Dear Ms. Mills-Apenteng:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated June 25, 2014 by Maryse Mills-Apenteng, Special Counsel of the Commission, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nyxio Technologies Corporation

/s/ Giorgio Johnson

By:	Giorgio Johnson
Chief Executive Officer

3